Exhibit (p)(iv)

SPDR SERIES TRUST

SPDR INDEX SHARES TRUST

SSGA ACTIVE TRUST

CODE OF ETHICS FOR THE INDEPENDENT TRUSTEES

I.	OVERVIEW

The Board of Trustees (the “Board”) of SPDR Series Trust, SPDR Index Shares Trust and SSGA Active Trust (each, a “Trust” and, together, the “Trusts”) has adopted this code of ethics (the “Code”) applicable to Trustees who are not “interested persons” of the Trusts (each series of the Trusts, a “Fund” and, collectively, the “Funds”), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”).

The purpose of the Code is to help to ensure that the Independent Trustees of the Trusts place the interests of the Funds and their shareholders ahead of the Independent Trustees’ own personal interests. This Code has been adopted in recognition of the Independent Trustees’ fiduciary obligations to Fund shareholders and in accordance with various provisions of Rule 17j-1 under the 1940 Act. The Code, however, does not address every ethical issue that might arise. It is important for the Independent Trustees to be sensitive to investments that may compromise their independence, directly or indirectly. The Code applies to appearance as well as substance. Always consider how any action might appear to an outside observer such as a regulator. If you have any doubt after consulting the Code, please contact the Trusts’ Chief Compliance Officer.

The Code is separate and distinct from the code of ethics that the Board has adopted as the Trusts’ code of ethics applicable to the Trusts and SSGA Funds Management, Inc., the Funds’ investment adviser (the “Adviser”), and their officers, directors, and employees. It is the policy of the Trusts that all current, and any new, Access Persons (as defined in the Trusts’ code of ethics) of the Trusts who are not Independent Trustees shall be subject to the Adviser’s code of ethics. A violation of the Adviser’s code of ethics by an Access Person of the Trusts shall constitute a violation of the Trusts’ Code of Ethics and shall be reported to the Trusts’ Chief Compliance Officer. Reports filed by Access Persons of the Trusts under the Adviser’s code of ethics shall at all times be available to the Trusts.

This Code is administered by the Code of Ethics Compliance Officer of the Trusts (the “Code of Ethics Compliance Officer”).

A.	Personal Investment Activities

It is unlawful for an Independent Trustee in connection with his or her purchase or sale (directly or indirectly) of a Security Held or to be Acquired by a Fund (as defined in Appendix A hereto) to:

•	employ any device, scheme, or artifice to defraud a Fund;

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make any untrue statement of material fact to a Fund or omit to state a material fact necessary in order to make the statements made to a Fund, in light of the circumstances under which they are made, not misleading;

•	engage in any act, practice, or course of business that operates or would operate as a fraud or deceit on a Fund; or

•	engage in any manipulative practice with respect to a Fund.

Following notice to each of the Independent Trustees, a personal trading blackout may be put in place in connection with purchases and sales of shares of a Fund up until the release of certain information regarding such Fund to the public. Reasons for a personal trading blackout with respect to a Fund may include, but are not limited to: (i) an upcoming change in portfolio management; (ii) a planned reorganization of the Fund, including a merger into an existing Fund; or (iii) an anticipated dissolution/liquidation of the Fund. Please note that information in connection with a blackout period regarding a Fund is confidential and must not be discussed with, or disclosed to, anyone outside of the Adviser and the Board.

B.	Personal Trading Reporting Obligations

Except as provided below, an Independent Trustee is ordinarily not required to report his or her personal securities transactions or identify his or her brokerage accounts to the Trusts or its representatives under this Code.

An Independent Trustee is required to deliver to the Code of Ethics Compliance Officer a transaction report containing the information set forth in Appendix B if the Independent Trustee actually knew or, in the ordinary course of fulfilling his or her official duties as an Independent Trustee, should have known, that during the fifteen calendar day period immediately before or after a transaction by such Independent Trustee in a Covered Security (as defined in Appendix A, and including securities both directly and indirectly beneficially owned by such Independent Trustee) (i) a Fund purchased or sold such Covered Security or (ii) a Fund or the Adviser considered purchasing or selling such Covered Security. This provision is intended to refer to specific knowledge, not general awareness based on a Fund’s investment objective or underlying index.

Purchases or sales of securities:

(i)	which will not cause the Independent Trustee to gain improperly a personal profit as a result of such Independent Trustee’s relationship with the Trusts, or
(ii)	which are only remotely potentially harmful to a Fund because the proposed transaction would be unlikely to affect a highly institutional market, or based on market capitalization of a security, or
(iii)

which, because of the circumstances of the proposed transaction, are not related economically to the securities purchased or sold or to be purchased or sold by a Fund, and in each case which are previously approved by the Code of Ethics Compliance Officer, which approval shall be confirmed in writing are permitted under the provisions of this Code.

No reporting is required under this Code in respect of any account for which an Independent Trustee has contractually authorized an independent third party broker or advisor to have full investment discretion over the account and trade securities in the account without prior consent from the Independent Trustee for each transaction.

C.	Gifts and Entertainment

For purposes of this Code, a gift is anything of value that is received without the recipient paying the retail or customary costs. Business entertainment includes, but is not limited to, business-related meals, social events, sports events, tickets and related travel.

An Independent Trustees may receive a gift or business entertainment in his or her capacity as an Independent Trustee, in their own discretion, so long as the Independent Trustee considers such gift or entertainment to be appropriate as to time and place, and reasonable in cost.

D.	Administration of Code

•	Review of Reports. The Code of Ethics Compliance Officer or Trustee Committee of the Board shall review any reports delivered by an Independent Trustee pursuant to this Code.

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Investigations of Potential Violations. The Code of Ethics Compliance Officer shall report all potential violations of this Code by an Independent Trustee to the Trusts’ Chief Compliance Officer or Trustee Committee. The Trusts’ Chief Compliance Officer or Trustee Committee of the Trusts, with the assistance of the Code of Ethics Compliance Officer, shall investigate any potential violation of the provisions of this Code. After completion of such investigation, the Trustee Committee shall determine whether a violation has occurred and, if so, make a recommendation to the Board as to any action to be taken in response thereto. The Code of Ethics Compliance Officer and/or the Board shall notify the President of the Trusts of any violations and the action to be taken in response thereto. Any member of the Trustee Committee who is alleged to have been involved in a violation shall be excluded from any such investigation and vote as to whether a violation has occurred or with respect to any action to be taken.

•	Recordkeeping. All records required to be maintained pursuant to this Code shall be maintained in accordance with applicable securities laws.

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Amendments. Any amendment to this Code must be approved by a majority of the Trustees of the Board, including a majority of the Independent Trustees. The Code of Ethics Compliance Officer will periodically review this Code and is responsible for obtaining any required approvals before this Code is amended in a material respect.

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Annual Report. On at least an annual basis, (i) the Code of Ethics Compliance Officer, in consultation with the Trusts’ Chief Compliance Officer or Trustee Committee, shall provide the Board with a written report that describes issues that arose under this Code since the prior such report, including, but not limited to, information relating to material violations of this Code and any actions taken, procedures adopted or sanctions imposed as a result of such violations, and (ii) the Code of Ethics Compliance Officer shall provide the Board with a certification that the Trusts have adopted procedures reasonably necessary to prevent the Independent Trustees from violating this Code.

ADOPTED: November 12, 2015

APPENDIX A

Definition of “Covered Security” and “Security Held or to be Acquired by a Fund”

A.	“Covered Security” means any “security,” as defined in Section 2(a)(36) of the Investment Company Act of 1940, as amended, except:

1.	Direct obligations of the Government of the United States;

2.	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and

3.	Shares issued by U.S. registered open-end mutual funds.

B.	“Security Held or to be Acquired by a Fund” means:

1.	Any Covered Security which, within the most recent 15 calendar days:

•	Is or has been held by a Fund; or

•	Is being or has been considered by a Fund or the Adviser for purchase by a Fund; and

2.	Any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security described in B(1) above.

APPENDIX B

Transaction Report

•	Date of the transaction:

•	Security Name:

•	Security Ticker/Symbol:

•	The interest rate and maturity date (if applicable):

•	Number of shares/principal amount of each Covered Security involved:

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition):

•	The price of the Covered Security at which the transaction was effected:

•	The name of the broker, dealer, or bank with or through which the transaction was effected:

•	Transaction Report Date (No later than thirty (30) calendar days after the end of a calendar quarter in which the reportable transaction occurred.):